

December 10, 2014

Via E-mail
Henk Derksen
Chief Financial Office
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

> **Re: Belden Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-12561**

Dear Mr. Derksen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. In light of the re-organization of your segments, in future filings please expand your discussion and analysis of segment reporting results from operations to the extent necessary to provide investors with an understanding of all material factors contributing to the changes in comparable periods by considering key geographical drivers. This discussion should be linked to changes in unit sales volume and analysis for revenue and income from continuing operations. For example, we note from your Q4 2013 earnings release discussion that foreign exchange impacted some emerging markets more so than other markets. To the extent that such factors or others directly impact a geography which in turn impacts the results of operations and contributes to material changes in income from continuing operations and revenues in some of your reportable segments, it would appear to be helpful to investors to understand those impacts. Please refer to Item

303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. In addition, since a majority of your sales are through distributors and operating results can be and have been affected by levels of products purchased and held by channel partners, please enhance your results of operations discussion to provide more details surrounding any year over year changes that were a result of changes in channel inventory. In this regard, on page 28 you state that Broadcast Solutions revenue were impacted by changes in channel inventory but do not provide any further information on what the changes were, the amount of the change and whether you believe this is a change that impacts future periods. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical Accounting Estimates, page 35
Goodwill and Indefinite-Lived Intangible Assets

3. As noted on page 2 on your Form 10-K for December 31, 2013, you re-organized the Company around four global business platforms for which each was determined to be its own reportable segment as a result of transforming from "a regional cable company into a global provider of comprehensive signal transmission solutions." We further note that on page 35 of your Form 10-K, you disclose that you have three Reporting Units within your Broadcast reportable segment, one reporting unit within your Enterprise reportable segment, four reporting units within your Industrial Connectivity Segment and one reporting unit within your Industrial IT Segment. In prior filings and under the prior reporting structure, you previously disclosed that you had determined that there were 11 reporting units. In light of this, please tell us the changes if any, that the reorganization had on the number of operating segments or components one level below; and explain to us the impact that it had on the revised number of reporting units. In doing so, please address the specific criteria in ASC 350-20-35-33 through ASC 350-20-35-38 and further under ASC 350-20-35-45 that you considered.

Note 1: Basis of Presentation, page 50
Goodwill and Intangible Assets

4. We note that you amortize other intangible assets, including customer relationships, on a straight-line basis over their estimated useful lives of 20 years. Often however, customer relationships may dissipate at a more rapid rate in the earlier periods following a company´s succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles´ cost to the periods benefited. In this regard, please tell us why you believe that the straight-line method of amortization rather than an accelerated method reflects the pattern in which

the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Melissa Rocha, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief